Exhibit 99.1

Trina Solar Announces Fourth Quarter and Fiscal Year 2012 Results
Quarterly Shipments Exceed Guidance

CHANGZHOU, China, Feb. 26, 2013 /PRNewswire/ — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic modules, solutions, and services, today announced its financial results for the fourth quarter and fiscal year 2012.

Fourth Quarter 2012 Financial and Operating Highlights

•                  Solar module shipments were approximately 415 MW for the fourth quarter of 2012, compared to approximately 380 MW during the third quarter of 2012, a sequential increase of 9.0%

•                  Net revenues were $302.7 million, an increase of 1.6% sequentially

•                  Gross profit was $5.6 million, an increase of 139.1% sequentially

•                  Gross margin was 1.9%, compared to 0.8% in the third quarter

•                  Operating loss was $70.4 million, compared to an operating loss of $76.0 million in the third quarter of 2012

•                  Operating margin, including a provision for doubtful receivables of $14.5 million, was negative 23.3%, compared to negative 25.5% in the third quarter of 2012

•                  Net loss was $87.2 million, compared to a net loss of $57.5 million in the third quarter of 2012

•                  Loss per fully diluted American Depositary Share (“ADS”) were $1.23, compared to $0.81 in the third quarter of 2012

Full Year 2012 Results Financial and Operating Highlights

•                  Solar module shipments were approximately 1.59 GW, compared to the Company’s previous guidance of between 1.55 GW to 1.6 GW, an increase of 5.4% from 2011

•                  Total net revenues were $1.30 billion, a decrease of 36.7% from 2011

•                  Gross profit was $57.2 million, a decrease of 82.8% from 2011

•                  Gross margin was 4.4%, compared to 16.2% in 2011

•                  Operating loss was $264.9 million, compared to operating income of $31.0 million in 2011

•                  Net loss for the full year was $266.6 million, compared to $37.8 in 2011

•                  Loss per fully diluted ADS for 2012 were $3.77, compared to $0.54 in 2011

“While realizing sequential improvements in shipments in the fourth quarter, our bottom line continued to be adversely impacted by a supply-demand imbalance and aggressive pricing by some competitors,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “Amidst these commercial conditions, our focus on profitable sales, inventory management, and on-going expense reductions allowed us to achieve positive operating cashflows. During the fourth quarter we also made progress in the global development of our in-house system business, and expect to commence grid-scale opportunities in China and the Americas later this year.”

“Looking ahead, we believe that the further decrease in module and total system costs will drive increased global demand for the PV industry in 2013, despite the decrease in favorable government policy in traditional European markets. Meanwhile, we are seeing a ramping up in PV adoption and planning in new markets within Africa, the Americas and the Middle East. We are also encouraged by recent announcements in Asia, most notably in China and Japan, that governments are strengthening their commitment to solar energy and raising the target for solar power contribution to the national grid capacity.”

“As solar-generated power increasingly competes against traditional energy forms for large-scale power purchase agreements, we continue efforts to expand our project systems business as a percentage of our overall business, while continuing to deliver innovative products and services through increasing partnerships with the PV industry’s leading global technology developers. Our efforts were recently recognized by Fast Company Magazine, which named Trina Solar in their list of The World’s Top 10 Most Innovative Companies in China. We believe that because of these factors, Trina Solar will continue to solidify its position as a brand and partner of choice across multiple geographies and end user segments.”

Recent Business Highlights

During the fourth quarter of 2012, the Company:

•                  Announced the duty rates determined by the U.S. Department of Commerce in the anti-dumping and countervailing duties investigations on crystalline silicon photovoltaic cells from China assembled into modules and that the U.S. International Trade Commission (the “ITC”) also made negative findings with regard to critical circumstances in this investigation, such that no retroactive duties would be imposed on Trina Solar. The Company also announced that it is currently evaluating whether it is necessary and prudent to appeal these final determinations issued by the ITC.

•                  Announced that its APMEA (Asia Pacific, Middle East and Africa) headquarters in Singapore has begun its formal operations.

•                  Announced it obtained Carbon Footprint Verification for the Company’s solar PV modules from the British Standards Institution, a leading international standards and certification body. The verification process involved assessing the Company’s carbon footprint throughout various stages of the life cycles of our products, suggesting the carbon payback time for its module products during their usage period.

•                  Announced that it obtained the Client Test Data Program certification from Underwriters Laboratory (“UL”). The Company is the first global solar PV company to receive this certification, which will allow it to independently conduct testing programs and issue UL-recognized test data without the on-site presence of UL-dispatched engineers.

•                  Announced the donation of solar modules to three health care centres in Malawi servicing over 85,000 people. Together with its partner, Innovation: Africa, Trina Solar makes clean energy available to two remote medical centers and a community-based organization offering HIV/AIDS support, vocational training, adult education, orphan care and more.

•                  Announced that its PV modules have obtained certification for salt mist, sand blast and potential induced degredation (“PID”) testing from leading certification bodies. TUV NORD has certified Trina Solar’s modules to the latest IEC61701:2011 Severity 1 standard for salt mist corrosion testing. The Company’s modules also excelled in the most rigorous blowing sand test conducted in accordance with the DIN EN 60086-2-68 LC2 standard by SGS, a world leading inspection, verification, testing and certification company. Trina Solar’s multi-crystalline panels also recently received PID Certification from PV Evolution Labs.

Subsequent Events

Subsequent to the fourth quarter of 2012, the Company:

•                  Announced that it has obtained approval from the Gansu Provincial Development and Reform Commission to develop a 50 MW grid-connected solar power plant project in Wuwei, Gansu. The project is expected to support economic stimulus in a region challenged by semi-desert conditions. The Wuwei municipality is well-suited for solar energy production due to favorable irradiance and the ability to sell off electricity to other regions in addition to supplying local needs.

•                  Announced that it has supplied 61 MW of its PV modules for the Green Tower project in the German federal state of Brandenburg. More than 252,000 multi-crystalline Trina Solar modules have been installed on the former Preschen airfield in Jocksdorf, Brandenburg to cover the annual energy needs of approximately 17,000 households.

•                  Announced that it will supply 30 MW of photovoltaic modules to Gestamp Solar, one of the world’s leading companies in the development and management of photovoltaic parks, for two projects in South Africa. Large-scale solar systems will be installed in South Africa’s Northern Cape Province, in the towns of Prieska and De Aar, with the capacity to generate 20MW and 10MW, respectively. According to terms of the agreement, deliveries will be made in the third quarter of 2013.

•                  Announced the 60-cell PDG5, the first in Trina Solar’s new line of dual rated frameless modules. The PDG5 is resistant to PID and micro-cracking, and does not require grounding. The PDG5 is optimized for reliable performance under stressful environmental conditions and is among the most durable modules on the market.

•                  Announced that its subsidiary Trina Solar US Development Company LLC has entered into a teaming agreement with Silicon Valley-based QBotix Inc., recognized as the first company to utilize mobile, intelligent and rugged robotics for the operation of solar power plants. Under terms of the agreement, Trina Solar and QBotix will collaborate this year on test and commercial projects within and outside the United States, and develop a scalable “building block” design solution for commercial project developers.

•                  Announced that it has achieved the No. 1 position in Australia’s PV market according to a new report from Solar Business Services.

Fourth Quarter 2012 Results

Net Revenues

Net revenues in the fourth quarter of 2012 were $302.7 million, an increase of 1.6% sequentially and a decrease of 30.5% year-over-year. Total shipments were 414.5 MW, exceeding the Company’s previous guidance of between 380 MW to 400 MW, compared to 380.3 MW in the third quarter of 2012 and 424.9 MW in the fourth quarter of 2011. The sequential increase in total shipments was primarily due to increased sales to China-based customers and the slight decrease in shipments compared to the fourth quarter 2011 was primarily due to the revision and effective timing of new government subsidies in some European markets. The sequential increase in revenues was caused by increased shipment, offset by a decrease in the average selling price (“ASP”) of solar modules and the year-over-year decrease was due largely to the decrease in the ASP of solar modules.

Gross Profit and Margin

Gross profit in the fourth quarter of 2012 was $5.6 million, compared to $2.4 million in the third quarter of 2012 and $31.0 million in the fourth quarter of 2011.

Gross margin was 1.9% in the fourth quarter of 2012, compared to the Company’s previous guidance of low single digit in percentage terms.  The fourth quarter gross margin of 1.9% compares favorably to 0.8% in the third quarter of 2012, but negatively to 7.1% in the fourth quarter of 2011 largely due to declined module ASP.

Operating Expense, Loss and Margin

Operating expenses in the fourth quarter of 2012, which included a provision for doubtful receivables of $14.5 million as a result of a single customer in India, were $76.1 million, representing decreases of 2.9% sequentially and 19.0% year-over-year. The Company’s operating expenses represented 25.1% of its fourth quarter net revenues, a decrease from 26.3% in the third quarter of 2012 and an increase from 21.6% in the fourth quarter of 2011.

The sequential percentage decrease was primarily due to organizational restructuring, staff reductions and other expense control measures begun in the third quarter of 2012, offset by a provision for doubtful receivables of $14.5 million, while the yearly percentage increase was primarily due to lower ASP. Operating expenses in the fourth quarter of 2012 also included $0.1 million in share-based compensation expenses, compared to $1.1 million in the third quarter of 2012 and $2.0 million in the fourth quarter of 2011.

As a result of the foregoing, operating loss in the fourth quarter of 2012 was $70.4 million, compared to a loss of $76.0 million in the third quarter of 2012 and a loss of $62.9 million in the fourth quarter of 2011. Operating margin was negative 23.3% in the fourth quarter of 2012, compared to negative 25.5% in the third quarter of 2012 and negative 14.4% in the fourth quarter of 2011.

Net Interest Expense

Net interest expense in the fourth quarter of 2012 was $11.4 million, compared to $13.8 million in the third quarter of 2012 and $8.3 million in the fourth quarter of 2011.

Foreign Currency Exchange

The Company had a foreign currency exchange gain of $4.7 million in the fourth quarter of 2012, which included the changes in fair value of derivative instruments, compared to net gains of $18.2 million in the third quarter of 2012 and a net loss of $4.3 million in the fourth quarter of 2011. This net gain was primarily due to the appreciation of the Euro against the U.S. dollar, which was augmented by gains from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.

The Company continued to hedge for foreign exchange rate volatility during the fourth quarter of 2012 using forward contracts involving the Euro, Renminbi, and U.S. dollar currencies.

Income Tax Expense and Benefit

Income tax expense was $11.3 million in the fourth quarter of 2012, compared to income tax benefits of $11.7 million in the third quarter of 2012 and $5.1 million in the fourth quarter of 2011. Income tax expense in the fourth quarter of 2012 reflected a valuation allowance of deferred tax assets.

Net Loss and Loss per ADS

Net loss was $87.2 million in the fourth quarter of 2012, an increase from a loss of $57.5 million in the third quarter of 2012 and $65.8 million in the fourth quarter of 2011.

Net margin was negative 28.8% in the fourth quarter of 2012, compared to negative 19.3% in the third quarter of 2012 and negative 15.1% in the fourth quarter of 2011.

Loss per fully diluted ADS was $1.23 in the fourth quarter of 2012.

Full Year 2012 Results

For 2012, net revenues were $1.30 billion, a decrease of 36.7% from $2.05 billion in 2011, primarily due to decreased ASP that offset increased shipments. Total shipments were 1.59 GW, an increase of 5.4% from 1.51 GW in 2011. Gross profit for 2012 was $57.2 million, a decrease of 82.8% from $332.6 million in 2011. Overall gross margin was 4.4% in 2012, compared to 16.2% in 2011. The gross margin decrease was primarily due to decreases in ASP in excess of both lower polysilicon purchase prices and reduction in non-silicon manufacturing cost per watt in 2012.

Operating loss for 2012 was $264.9 million, compared to operating income of $31.0 million in 2011. Operating margin was negative 20.4% in 2012 compared to 1.5% in 2011.

Net loss was $266.6 million, compared to $37.8 million in 2011. Net margin was negative 20.6% in 2012, compared to negative 1.8% in 2011. The net margin decrease was primarily due to the Company’s reduced gross margin combined with an increase in operating expenses as a percentage of net revenue in 2012.

Losses per fully-diluted ADS for 2012 were $3.77, compared to $0.54 per fully diluted ADS for the full year 2011.

Financial Condition

As of December 31, 2012, the Company had $918.2 million in cash and cash equivalents and restricted cash, and its working capital balance was $286.3 million. Total bank borrowings stood at $1.29 billion, of which $415.2 million were long-term borrowings. The Company increased its short-term borrowings by $186.1 million in the fourth quarter of 2012 to approximately $875.8 million as of December 31, 2012.

During the fourth quarter of 2012, the Company entered into a one-year, $170 million and a three-year, $80 million credit facilities agreements with the China Development Bank. These credit facilities, which are denominated in U.S. dollar, are intended for working capital purposes and bear interest at rates linked to LIBOR.

During the fourth quarter of 2012, the Company repurchased $5.0 million of its convertible senior notes due July 2013, which resulted in a gain of $0.6 million.

Shareholders’ equity was $881.6 million as of December 31, 2012, a decrease from $969.5 million at the end of the third quarter of 2012.

First Quarter and Fiscal Year 2013 Guidance

For the first quarter of 2013, the Company expects its shipment volume for PV modules to be between 420 MW and 430 MW.

The Company expects its overall gross margin for the first quarter of 2013 will be low single digit in percentage terms, taking into account wafer and cell requirements outsourced to third party suppliers . Such guidance is based on the average exchange rate between the Euro and U.S. dollar from January 1, 2013 to February 26, 2013. For the full year of 2013, the Company expects total combined PV module shipments and system deliveries between 2.0 GW and 2.1 GW, which would represent an increase of 25.5% to 31.8%, respectively, from 2012.

Operations and Business Outlook

Non-Silicon Cost

In the fourth quarter of 2012, the Company’s non-silicon manufacturing cost for its core raw materials in module production, including the effects of higher unit depreciation costs from lower sequential capacity utilization, was approximately $0.51 per watt, compared to $0.54 per watt in the third quarter of 2012, and its previously announced target of $0.50 per watt by the end of 2012. The sequential reductions in non-silicon manufacturing cost were primarily due to more efficient manufacturing and higher cell conversion efficiencies, as well as reduced supply chain costs created by increased on-site recycling of consumable and non-consumable materials.

Silicon Procurement

As a result of the renegotiation, extension, or market-based pricing of its long-term silicon supply agreements, the Company expects to maintain competitive silicon costs relative to the current market price in the first quarter of 2013.

2012 Manufacturing Capacity

As of December 31, 2012, the Company’s annualized in-house ingot and wafer production capacity was approximately 1.2 GW and its PV cell and module production capacity was approximately 2.4 GW.

Cell Technology Update

Based on test production, the Company is targeting a 21.5% cell efficiency by the middle of 2013 for its announced mono-crystalline cell technology development with the Solar Energy Research Institute of Singapore.

The Company is also engaged in cell technology research and development with the Chinese Academy of Science in Shanghai and Australian National University, and is a key member of the Australian Centre for Advanced Photovoltaics with the University of New South Wales.

The Company is focused on high performing module products and developing high-efficiency multi and mono-crystalline silicon PV modules incorporating innovative technologies. These include advanced crystallization and wafer technologies, special metallization, improved low light performance, reduced reflectivity and improved light trapping through better texturing, selective emitter technology and rear side passivation.

In June, 2012 the Company announced that, to its best knowledge, Honey Ultra, the second generation of its Honey cell technology had achieved a new world record for multicrystalline modules. The standard-size module (1650x992mm) reached 284.7 watts peak power output in May 2012, which has been confirmed by TUV Rheinland.

The Company is also developing high-efficiency cells based on N-type substrates, and has already achieved cell efficiencies over 20% with low cost processes.

Project Development

The Company has entered into framework agreements with local municipal governments for multi-year power plant development projects in all four of its commercial operating regions. Commencement of the projects is expected in 2013 and 2014, but is conditional upon a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, and the attainment of certain project rights, including land use rights and the right to access local manufacturing facilities.

In the fourth quarter of 2012, the Company entered into a long-term land use rights lease agreement with authorities in Eastern China for the development of a large-scale, multi-phase utility project, which is expected to commence in 2013. In January of 2013, the Company obtained approval from China’s Gansu Provincial Development and Reform Commission to develop a 50 MW grid-connected solar power plant project in Wuwei, Gansu.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on February 26, 2013, to discuss the results for the quarter ended December 31, 2012. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Zhiguo Zhu, Module Business Unit President, and Thomas Young, Vice President, Investor Relations. Supplemental information will be made available on the Investors Section of Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 9824-6310.

If you are unable to participate in the call at this time, a replay will be available on February 26 at 10:00 a.m. ET, through March 1, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 9824-6310.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Condensed Consolidated Statements of Operations
(US dollars in thousands, except ADS and share data)

	Three Months ended Dec 31,	Three Months ended Sept 30,	Three Months ended Dec 31,	Year ended December 31,
	2012	2012	2011	2012	2011
Net revenues	$302,746	$297,974	$435,690	$1,296,655	$2,047,902
Cost of revenues	297,112	295,618	404,664	1,239,412	1,715,260
Gross profit	5,634	2,356	31,026	57,243	332,642
Operating expenses
Selling expenses	30,350	32,217	26,547	118,885	100,427
General and administrative expenses	40,320	38,156	59,562	176,719	157,129
Research and development expenses	5,392	7,934	7,834	26,511	44,120
Total operating expenses	76,062	78,307	93,943	322,115	301,676
Operating (loss) gain	(70,428)	(75,951)	(62,917)	(264,872)	30,966
Foreign exchange gain (loss)	2,582	16,638	(12,230)	908	(27,435)
Interest expenses	(12,682)	(15,597)	(9,095)	(51,887)	(35,021)
Interest income	1,244	1,808	757	8,552	3,056
Gain (loss) on change in fair value of derivative	2,153	1,558	7,895	8,542	(11,393)
Other income, net	1,209	2,353	4,680	6,797	9,317
Loss before income taxes	(75,922)	(69,191)	(70,910)	(291,960)	(30,510)
Income tax (expense) benefit	(11,256)	11,736	5,140	25,405	(7,310)
Net loss	(87,178)	(57,455)	(65,770)	(266,555)	(37,820)
Income attributable to the noncontrolling interest	—	(5)	(1)	—	—
Net loss attributable to Trina Solar Limited	$(87,178)	$(57,460)	$(65,771)	$(266,555)	$(37,820)
Loss per ADS*
Basic	$(1.23)	$(0.81)	$(0.93)	$(3.77)	$(0.54)
Diluted	$(1.23)	$(0.81)	$(0.93)	$(3.77)	$(0.54)
Weighted average ADS outstanding*
Basic	70,772,050	70,751,231	70,549,620	70,696,594	70,423,648
Diluted	70,772,050	70,751,231	70,549,620	70,696,594	70,423,648

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares

Trina Solar Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
(US dollars in thousands)

Net loss	$(87,178)	$(57,455)	$(65,770)	$(266,555)	$(37,820)
Other comprehensive loss:
Foreign currency translation adjustments	(877)	1,263	(5,081)	(2,985)	1,184
Comprehensive loss	(88,055)	(56,192)	(70,851)	(269,540)	(36,636)
Income attributable to non-controlling interest	—	(5)	(1)	—	—
Comprehensive loss attributable to Trina Solar Limited	$(88,055)	$(56,197)	$(70,852)	$(269,540)	$(36,636)

Trina Solar Limited
Unaudited Condensed Consolidated Balance Sheets
(US dollars in thousands)

	Dec. 31	Sep. 30	Dec. 31
	2012	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$807,276	$599,887	$816,780
Restricted cash	110,920	103,487	79,602
Marketable Securities	—	—	—
Inventories	318,504	367,126	249,779
Project assets	7,960	6,660	8,861
Accounts receivable, net	390,157	469,300	466,537
Advances to suppliers	57,846	70,046	63,492
Prepaid expenses and other current assets, net	72,824	120,353	83,671
Total current assets	1,765,487	1,736,859	1,768,722
Property, plant and equipment, net	893,340	903,083	919,727
Project assets- long term	23,398	30,077	2,902
Land use rights, net	41,961	42,130	42,848
Advances to suppliers - long-term	86,993	98,739	120,144
Investment in affiliates	10,961	14,618	4,067
Deferred tax assets	41,048	33,130	19,038
Other noncurrent assets	1,669	1,878	—
TOTAL ASSETS	$2,864,857	$2,860,514	$2,877,448
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$875,821	$689,742	$389,472
Accounts payable	428,626	474,972	478,840
Convertible note payable	83,582	88,582	—
Accrued expenses and other current liabilities	91,126	122,985	139,123
Total current liabilities	1,479,155	1,376,281	1,007,435
Long-term bank borrowings	415,150	431,023	520,151
Convertible note payable	—	—	127,756
Accrued warranty costs	65,780	67,550	58,810
Other noncurrent liabilities	22,987	15,963	17,971
Total liabilities	1,983,072	1,890,817	1,732,123
Ordinary shares	40	40	40
Additional paid-in capital	656,944	656,801	650,944
Retained earnings	215,395	302,573	481,951
Accumulated other comprehensive income	9,206	10,083	12,190
Total Trina Solar Limited shareholders’ equity	881,585	969,497	1,145,125
Non-controlling interest	200	200	200
Total equity	881,785	969,697	1,145,325
TOTAL LIABILITIES AND EQUITY	$2,864,857	$2,860,514	$2,877,448

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2010 (Changzhou)	Brunswick Group Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com
Thomas Young, Vice President, Investor Relations Phone: + (86)138.6118.3779 (Global) Email: ir@trinasolar.com